Exhibit 99.1

17 Education & Technology Group Inc. Announces Second Quarter

2022 Unaudited Financial Results

BEIJING, China, September 13, 2022 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter 2022 Highlights1

•

Net revenues were RMB133.5 million (US$19.9 million), representing a year-over-year decrease of 80.1% from RMB670.9 million in the second quarter of 2021, and 11.2% higher than the high end of the estimate provided by the Company in June 2022.

•	Gross margin was 52.2%, compared with 63.0% in the second quarter of 2021.

•	Net loss was RMB26.4 million (US$3.9 million), significantly decreasing from net loss of RMB266.7 million in the second quarter of 2021.

•	Net loss as a percentage of net revenues was negative 19.8% in the second quarter of 2022, narrowing from negative 39.8% in the second quarter of 2021.

•

Adjusted net income[2] (non-GAAP), which excluded share-based compensation expenses of RMB30.1 million (US$4.5 million), was RMB3.6 million (US$0.5 million), improving from adjusted net loss (non-GAAP) of RMB218.2 million in the second quarter of 2021.

•	Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 2.7% in the second quarter of 2022, compared with negative 32.5% in the second quarter of 2021.

First Half 2022 Highlights

•	Net revenues were RMB366.9 million (US$54.8 million), representing a year-over-year decrease of 68.0% from RMB1,145.1 million in the first half of 2021.

•	Gross margin was 57.6%, compared with 62.0% in the first half of 2021.

•	Net loss was RMB51.2 million (US$7.6 million), significantly decreasing from net loss of RMB926.4 million in the first half of 2021.

•	Net loss as a percentage of net revenues was negative 14.0% in the first half of 2022, narrowing from negative 80.9% in the first half of 2021.

•

Adjusted net income (non-GAAP), which excluded share-based compensation expenses of RMB64.7 million (US$9.7 million), was RMB13.5 million (US$2.0 million), improving from adjusted net loss (non-GAAP) of RMB807.1 million in the first half of 2021.

•	Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 3.7% in the first half of 2022, compared with negative 70.5% in the first half of 2021.

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[2]	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “In the second quarter of 2022, our businesses continued to maintain a healthy and sustainable development, laying a solid foundation for our future growth. During the quarter, the Company proactively promoted in-school teaching and learning software-as-a-service (“SaaS”) business as well as explored off-campus personalized self-directed learning products in compliance with applicable PRC laws and regulations. We successfully delivered a precision teaching and adaptive learning system based on intelligent homework covering the whole Minhang district in Shanghai in the second quarter of 2022. This learning system has been used regularly throughout the teaching and learning process and has been well received by teachers, schools and education authorities during the COVID-19 pandemic. This is a clear illustration of 17EdTech’s pioneering capability in this area which assists to reduce the burdens of students and schools and improved learning and teaching efficiency required by the ‘Double Deduction’ Policy.”

Mr. Michael Du, Director and Chief Financial Officer of 17EdTech commented, “We are pleased to report solid financial results in the second quarter of 2022. We continued to see progress in our in-school teaching and learning SaaS business, which contributed increasing net revenues for the second quarter of 2022. Our net loss on a GAAP basis continued to narrow in the second quarter of 2022 as compared with the same period in 2021, and we have achieved consecutive net profitability on a non-GAAP basis for the last three quarters as our operational efficiency continued to improve.”

Second Quarter 2022 Unaudited Financial Results

Net Revenues

Net revenues for the second quarter of 2022 were RMB133.5 million (US$19.9 million), representing a year-over-year decrease of 80.1% from RMB670.9 million in the second quarter of 2021, mainly due to the cessation of the Company’s online K-12 tutoring services by the end of 2021 in order to be compliant with relevant PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students. Excluding net revenue from online K-12 tutoring services, net revenues increased significantly from RMB8.9 million to RMB133.5 million during the same period. The Company’s teaching and learning SaaS offerings are contributing an increasing proportion of the Company’s net revenues for the second quarter of 2022.

Cost of Revenues

Cost of revenues for the second quarter of 2022 was RMB63.8 million (US$9.5 million), representing a year-over-year decrease of 74.3% from RMB248.0 million in the second quarter of 2021, which was largely in line with the decrease in net revenues due to the cessation of the Company’s online K-12 tutoring services under the new regulatory and business environment.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2022 was RMB69.7 million (US$10.4 million), representing a year-over-year decrease of 83.5% from RMB422.9 million in the second quarter of 2021.

Gross margin for the second quarter of 2022 was 52.2%, compared with 63.0% in the second quarter of 2021.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages during the periods indicated (in thousands, except for percentages):

	For the three months ended June 30,
	2021		2022			Year- over-year
	RMB	%	RMB	USD	%
Sales and marketing expenses	306,731	45.7%	11,650	1,739	8.7%	-96.2%
Research and development expenses	229,535	34.2%	35,709	5,331	26.7%	-84.4%
General and administrative expenses	109,500	16.3%	56,441	8,426	42.3%	-48.5%
Impairment for property and equipment and right-of-use assets	56,882	8.5%	—	—	—	—

Total operating expenses	702,648	104.7%	103,800	15,496	77.7%	-85.2%

Total operating expenses for the second quarter of 2022 were RMB103.8 million (US$15.5 million), including RMB30.1 million (US$4.5 million) of share-based compensation expenses, representing a year-over-year decrease of 85.2% from RMB702.6 million in the second quarter of 2021.

Sales and marketing expenses for the second quarter of 2022 were RMB11.7 million (US$1.7 million), including RMB3.4 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year decrease of 96.2% from RMB306.7 million in the second quarter of 2021. This was mainly due to the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

Research and development expenses for the second quarter of 2022 were RMB35.7 million (US$5.3 million), including RMB7.2 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 84.4% from RMB229.5 million in the second quarter of 2021. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses for the second quarter of 2022 were RMB56.4 million (US$8.4 million), including RMB19.5 million (US$2.9 million) of share-based compensation expenses, representing a year-over-year decrease of 48.5% from RMB109.5 million in the second quarter of 2021. The decrease was primarily due to staff optimization in line with business adjustment.

Impairment for property and equipment and right-of-use assets for the second quarter of 2022 were nil, compared with RMB56.9 million in the second quarter of 2021. As a result of the changes in regulatory environment in the online education industry, combined with the Company’s financial performance, the Company had performed an impairment assessment on its long-term assets and recognized impairment losses in the second quarter of 2021.

Loss from Operations

Loss from operations for the second quarter of 2022 was RMB34.1 million (US$5.1 million), compared with RMB279.8 million in the second quarter of 2021. Loss from operations as a percentage of net revenues for the second quarter of 2022 was negative 25.5%, improving from negative 41.7% in the second quarter of 2021.

Net Loss

Net loss for the second quarter of 2022 was RMB26.4 million (US$3.9 million), compared with net loss of RMB266.7 million in the second quarter of 2021. Net loss as a percentage of net revenues was negative 19.8% in the second quarter of 2022, compared with negative 39.8% in the second quarter of 2021.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net income (non-GAAP) for the second quarter of 2022 was RMB3.6 million (US$0.5 million), compared with adjusted net loss (non-GAAP) of RMB218.2 million in the second quarter of 2021. Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 2.7% in the second quarter of 2022, improving from negative 32.5% in the second quarter of 2021.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Business Outlook

Based on our current estimates, total net revenues for the third quarter of 2022 are expected to be between RMB120 million and RMB140 million. The estimated total net revenues for the third quarter of 2022 are derived entirely from the ongoing businesses after the Company’s business transformation and, as mentioned above, do not include revenues from the legacy online K-12 tutoring services. This estimated range represents a significant increase year-over-year when compared with the relatively small base of the net revenues generated from non-online K-12 tutoring services for the third quarter of 2021.

The above forecast reflects 17EdTech’s current and preliminary view and is therefore subject to change. Please see the section titled “Safe Harbor Statement” below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Conference Call Information

The Company will hold a conference call on Tuesday, September 13, 2022 at 9:00 p.m. U.S. Eastern Time (Wednesday, September 14, 2022 at 9:00 a.m. Beijing time) to discuss the financial results for the second quarter of 2022.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BIc4a6f95e1b7c49089e2e7337b4c7c270.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the six months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6981 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families, which is not a tutoring service. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31	As of June 30
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,180,898	893,773	133,437
Accounts receivable	—	61,376	9,163
Prepaid expenses and other current assets	161,826	130,329	19,458
Total current assets	1,342,724	1,085,478	162,058

Non-current assets
Property and equipment, net	69,811	49,947	7,457
Right-of-use assets	153,963	51,924	7,752
Other non-current assets	13,923	9,615	1,435

TOTAL ASSETS	1,580,421	1,196,964	178,702

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB93,115 and RMB46,863 as of December 31, 2021 and June 30, 2022, respectively)	392,293	174,593	26,066
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB239,267 and RMB139,193 as of December 31, 2021 and June 30, 2022, respectively)	243,878	141,805	21,171
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB29,113 and RMB13,797 as of December 31, 2021 and June 30, 2022, respectively)	46,885	25,042	3,739

Total current liabilities	683,056	341,440	50,976

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB57,906 and RMB14,229 as of December 31, 2021 and June 30, 2022, respectively)	100,329	22,106	3,300

TOTAL LIABILITIES	783,385	363,546	54,276

SHAREHOLDERS’ EQUITY
Class A ordinary shares	293	294	44
Class B ordinary shares	38	38	6
Additional paid-in capital	10,859,107	10,920,829	1,630,437
Accumulated other comprehensive income	18,691	44,547	6,650
Accumulated deficit	(10,081,093)	(10,132,290)	(1,512,711)

TOTAL SHAREHOLDERS’ EQUITY	797,036	833,418	124,426

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,580,421	1,196,964	178,702

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	670,892	133,492	19,930
Cost of revenues (Note 1)	(248,003)	(63,773)	(9,521)

Gross profit	422,889	69,719	10,409

Operating expenses (Note 1)
Sales and marketing expenses	(306,731)	(11,650)	(1,739)
Research and development expenses	(229,535)	(35,709)	(5,331)
General and administrative expenses	(109,500)	(56,441)	(8,426)
Impairment for property and equipment and right-of-use assets	(56,882)	—	—

Total operating expenses	(702,648)	(103,800)	(15,496)

Loss from operations	(279,759)	(34,081)	(5,087)

Interest income	8,092	1,581	236
Foreign currency exchange gain (loss)	2,808	(18)	(3)
Other income, net	2,118	6,087	909

Loss before provision for income tax	(266,741)	(26,431)	(3,945)

Income tax expenses	—	—	—

Net loss	(266,741)	(26,431)	(3,945)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(266,741)	(26,431)	(3,945)

Net loss per ordinary share
Basic and diluted	(0.55)	(0.05)	(0.01)

Net loss per ADS (Note 2)
Basic and diluted	(5.50)	(0.50)	(0.10)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	482,811,981	509,153,443	509,153,443

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	6,519	3,368	503
Research and development expenses	12,286	7,175	1,071
General and administrative expenses	29,713	19,516	2,914

Total	48,518	30,059	4,488

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(266,741)	(26,431)	(3,945)
Share-based compensation	48,518	30,059	4,488

Adjusted net (loss) income	(218,223)	3,628	543

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	1,145,138	366,938	54,782
Cost of revenues (Note 1)	(435,628)	(155,558)	(23,224)

Gross profit	709,510	211,380	31,558

Operating expenses (Note 1)
Sales and marketing expenses	(920,258)	(33,647)	(5,023)
Research and development expenses	(439,462)	(133,185)	(19,884)
General and administrative expenses	(239,218)	(107,742)	(16,085)
Impairment for property and equipment and right-of-use assets	(56,882)	—	—

Total operating expenses	(1,655,820)	(274,574)	(40,992)

Loss from operations	(946,310)	(63,194)	(9,434)

Interest income	15,089	3,646	544
Foreign currency exchange gain	1,861	185	28
Other income, net	2,932	8,166	1,219

Loss before provision for income tax	(926,428)	(51,197)	(7,643)

Income tax expenses	—	—	—

Net loss	(926,428)	(51,197)	(7,643)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(926,428)	(51,197)	(7,643)

Net loss per ordinary share
Basic and diluted	(1.92)	(0.10)	(0.02)

Net loss per ADS (Note 2)
Basic and diluted	(19.20)	(1.00)	(0.20)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	482,100,675	508,882,655	508,882,655

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	11,594	7,348	1,097
Research and development expenses	23,249	14,360	2,144
General and administrative expenses	84,524	42,996	6,419

Total	119,367	64,704	9,660

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(926,428)	(51,197)	(7,643)
Share-based compensation	119,367	64,704	9,660

Adjusted net (loss) income	(807,061)	13,507	2,017